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Prewrite
Own the Future of Storytelling

We're taking Prewrite to the next level with the help of the crowd and we want you to be part of our success!

Our WeFunder is live and anyone has the opportunity to invest. We feel writers should own the future of how stories are created and shared, so please join us!

Check Out Our WeFunder Campaign

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Prewrite

My fellow Prewriters,

I hope you are doing well. Our WeFunder is going live in a few weeks. What does this mean? Well, it gives anyone the opportunity to invest in Prewrite.

As a thank you for using our product, and being such a huge part of making it better, we're giving you early access.

We feel writers should own the future of how stories are created and shared, so please join us and checkout our WeFunder page at https://wefunder.com/prewrite

Sincerely,
David Rogers
Co-founder



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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   